FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2006

PRUDENTIAL PLC

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL, LONDON, EC4R 0HH, UK

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Not for release, publication or distribution, in whole or in part, in, into or Australia, Canada or Japan

24 MARCH 2006

COMPULSORY ACQUISITION OF OUTSTANDING EGG PLC SHARES

Prudential plc (“Prudential”) announces, in relation to the recommended Offer for the entire issued and to be issued share capital of Egg plc announced on 1 December 2005 and made by Lexicon Partners Limited on behalf of Prudential, that it has received valid acceptances under the Offer in respect of more than 90 per cent. of the Egg Shares to which the Offer relates. Accordingly, Prudential will shortly implement the procedures set out in sections 428 to 430F (inclusive) of the Companies Act 1985 (as amended) to acquire compulsorily those Egg Shares in respect of which it has not already received valid acceptances under the Offer.

The Offer, which remains subject to the terms set out in the Offer Document dated 19 December 2005, will remain open for acceptances until further notice. The Share Dealing Facility will also remain open for use for UK shareholders in accordance with the terms and conditions set out in the Share Dealing Facility Booklet until further notice.

Terms used in this announcement have the same meaning as those used in the announcement filed with the SEC on 22 December 2005 relating to the same subject matter.

ENQUIRIES

For further information, contact:

Egg Shareholder Helpline	Tel: 0845 606 0252 (or +44 1903 276 321 from outside the UK)

Prudential

Media Enquiries
Jon Bunn	Tel: 020 7548 3559
William Baldwin-Charles	Tel: 020 7548 3719
Joanne Doyle	Tel: 020 7548 3708

Investor / Analyst Enquiries
James Matthews	Tel: 020 7548 3561
Marina Novis	Tel: 020 7548 3511

Lexicon Partners (financial adviser to Prudential) Andrew Sibbald Ollie Clayton Lucy Garrett	Tel: 020 7653 6000

UBS Investment Bank (corporate broker to Prudential) Phil Shelley George Close-Brooks	Tel: 020 7568 1000

Egg

Media Enquiries
Press Office	Tel: 020 7526 2600
Emma Byrne	Tel: 020 7526 2565

Goldman Sachs International (financial adviser to Egg) Karen Cook Nick Reid Jonathan Sorrell	Tel: 020 7774 1000

Lexicon Partners, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Prudential only in connection with the Offer and no-one else and will not regard any other person as its client or be responsible to any person other than Prudential for providing the protections afforded to clients of Lexicon Partners nor for providing advice in relation to the Offer.

UBS is acting for Prudential only in connection with the Offer and no-one else and will not regard any other person as its client or be responsible to any person other than Prudential for providing the protections afforded to clients of UBS nor for providing advice in relation to the Offer.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Egg and no-one else in connection with the Offer and is not advising any other person and accordingly will not be responsible to any person other than Egg for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer.

This announcement does not constitute, or form part of, any offer for, or any solicitation of any offer for, securities in any jurisdiction. Any acceptance or other response to the Offer should be made only on the basis of information contained in or referred to in the Offer Document and the Information Memorandum.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. In particular, this announcement should not be distributed, forwarded to or transmitted in or into the United States of America, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction.

Unless otherwise determined by Prudential, the Offer is not being made, and will not be made, directly or indirectly, in or into, or by use of the mails, or by any means or instrumentality (including, without limitation, by means of telephone, fax, telex or other forms of electronic communication) of interstate or foreign commerce of, or by any facility of a national securities exchange of, the United States of America, Canada, Australia or Japan and is not capable of acceptance by any such use, means, instrumentality or facility. Accordingly, copies of this announcement, the Offer Document, the Information Memorandum, the Form of Acceptance, the Form of Instruction, the Share Dealing Facility Booklet and any related documents are not being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent in, into or from the United States of America, Canada, Australia or Japan. Doing so may render invalid any purported acceptance of the Offer. The availability of the Offer to persons who are not citizens, nationals or residents of the United

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Kingdom may be affected by the laws of their respective jurisdictions. Egg Shareholders who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements of their respective jurisdictions. Further details in relation to overseas shareholders are contained in the Offer Document and Information Memorandum which have been posted to Egg Shareholders.

The Offer is not an offer of securities for sale in the United States of America or in any jurisdiction in which such an offer is unlawful. The New Prudential Shares to be issued in connection with the Offer have not been, nor will they be, registered under the Securities Act, as amended, or under the securities laws of any state of the United States of America and may not be offered or sold in the United States of America, absent registration or an applicable exemption from registration. The relevant clearances have not been, and will not be, obtained from the securities commission or similar authority of any province or territory of Canada and no prospectus, information memorandum or other documents relating to the New Prudential Shares has been or will be filed or registration made under any securities laws of any province or territory of Canada nor has any prospectus, information memorandum or other documents relating to the New Prudential Shares been, or will be, lodged with, or registered by, the Australian Securities Investments Commission or the Japanese Ministry of Finance and the New Prudential Shares have not been, and nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, unless an exemption under relevant securities laws is applicable, the New Prudential Shares may not be offered, sold, resold or delivered, directly or indirectly, in or into Canada, Australia, Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in Canada, Australia or Japan.

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PLC (Registrant)
Date 24 March 2006
	By	/s/ Susan Henderson
SUSAN HENDERSON, DEPUTY GROUP SECRETARY